Profit and Loss

FileThis, Inc.

For the year ended December 31, 2018

Account	2018	2017
Revenue		
Untitled Group		
Revenue	1,044,518.99	978,524.02
Total Untitled Group	**1,044,518.99**	**978,524.02**
Total Revenue	**1,044,518.99**	**978,524.02**
Cost of Sales		
Untitled Group		
Cost Of Sales	136,552.13	125,565.72
Total Untitled Group	**136,552.13**	**125,565.72**
Total Cost of Sales	**136,552.13**	**125,565.72**
Gross Profit	**907,966.86**	**852,958.30**
Other Income		
Interest & Other Income	196.24	125.13
Total Other Income	**196.24**	**125.13**
Operating Expenses		
Administrative Expenses	284,310.11	355,891.58
Marketing Expenses	254,739.87	259,231.60
Engineering Expenses	928,637.09	1,203,098.45
Income Tax Expense	1,925.00	1,575.00
Interest Expense	99,321.20	57,811.89
Total Operating Expenses	**1,568,933.27**	**1,877,608.52**
Net Profit	**(660,770.17)**	**(1,024,525.09)**

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